December 14, 2020

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Almaden Minerals Ltd.. Request to Withdraw Registration Statement on Form F-10 Initially Filed October 4, 2019 (File No. 333-234109)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Registrant”) hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form F-10 (SEC File No. 333-234109), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on October 4, 2019, and never became effective under the Securities Act.

No securities have been sold or will be sold pursuant to the Registration Statement. The Registrant understands that the filing fees it paid will be held by the Commission pursuant to Rule 477 under the Securities Act and pursuant to Rule 457(p) under the Securities Act, and may be applied to a future registration statement. Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable.

The Registrant requests this withdrawal due to the passage of time since it was initially filed.

Please provide a copy of the order granting withdrawal via facsimile or e-mail to our counsel, Daniel M. Miller of Dorsey & Whitney LLP, at (604) 687-8504 or miller.dan@dorsey.com.

If you have any questions or require additional information, please do not hesitate to contact me at (604) 629-9425 or Daniel M. Miller, our counsel, at (604) 630-5199.

Sincerely,
Almaden Minerals Ltd.

/s/ Douglas McDonald

Douglas McDonald
VP, Corporate Development

cc:	Daniel M. Miller, Dorsey & Whitney LLP